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SI 19007742 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2019
Washington DC
410

SEC FILE NUMBER
~~8-A025427~~ 8-41727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFD Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2704 S Goyer Rd
(No. and Street)

Kokomo	IN	46902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Owens 765-453-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPAs
(Name – *if individual, state last, first, middle name*)

3925 River Crossing Pkwy, #300	Indianapolis	IN	46240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Brent Owens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFD Investments, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KOURTNEY J. SHAWHAN
Howard County
My Commission Expires
December 22, 2019

NOTARY PUBLIC SEAL STATE OF INDIANA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFD INVESTMENTS, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

CFD INVESTMENTS, INC.

TABLE OF CONTENTS

SOMERSET
CPAs AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
CFD INVESTMENTS, INC.
Kokomo, Indiana

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CFD Investments, Inc. (the "Broker-Dealer") as of December 31, 2018, the related statements of income, changes in shareholders' equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CHICAGO
200 South Wacker Drive, 31st Floor
Chicago, IL 60606

INDIANAPOLIS
3925 River Crossing Pkwy, Suite 300
Indianapolis, IN 46240

NASHVILLE
3102 West End Ave., Suite 400
Nashville, TN 37203

317.472.2200 | 800.469.7206 | somersetcpas.com

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Broker-Dealer's financial statements. The supplemental information is the responsibility of the Broker-Dealer's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Broker-Dealer's auditor since 2009.

Somerset CPAs, P.C.

Indianapolis, Indiana
February 28, 2019

CFD INVESTMENTS, INC.
Statement of Financial Condition
For the Year Ended December 31, 2018

Assets		
Current Assets		
Cash and Cash Equivalents	$	1,123,659
Deposits with Clearing Organizations		143,751
Commissions and Fees Receivable		1,250,839
Current Portion of Note Receivable From Shareholder		5,618
Prepaid Expenses		318,645
Total Current Assets		2,842,512
Other Assets		
Marketable Securities		122,355
Cash Surrender Value - Life Insurance		19,018
Note Receivable from Shareholder, Net of Current Portion		112,981
Total Other Assets		254,354
Total Assets	$	3,096,866
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts Payable	$	644,077
Commissions Payable		1,163,344
Total Current Liabilities		1,807,421
Long Term Liabilities		
Deferred Income Taxes		17,185
Total Liabilities		1,824,606
Shareholders' Equity		
Common Stock		376,625
Additional Paid-In Capital		15,500
Retained Earnings		880,135
Total Shareholders' Equity		1,272,260
Total Liabilities and Shareholders' Equity	$	3,096,866

See accompanying notes

CFD INVESTMENTS, INC.
Statement of Income
For the Year Ended December 31, 2018

Revenues		
Commissions and fees	$	17,023,287
Other income		1,248,004
Unrealized Gain on Investments		7,110
Investment income		242,192
Total Revenues		18,520,593
Operating Expenses		
Commissions expense		14,477,109
Employee leasing/salaries		1,296,221
Technology fees		915,808
Professional services		294,369
Advertising and promotion		416,576
Clearing costs and fees		231,378
Rent		197,000
Office expenses		229,819
Registrations, licenses, and assessments		186,065
Computer lease and maintenance		22,299
Education, seminars, and meetings		155,680
Travel and entertainment		34,880
Total Operating Expenses		18,457,204
Net Income Before Tax		63,389
Income Tax Expense		(29,012)
Net Income	$	34,377

See accompanying notes

CFD INVESTMENTS, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balance 01/01/2018	$376,625	$ 15,500	$ 845,758	$ 1,237,883
Net Income			34,377	34,377
Balance at 12/31/2018	$376,625	$ 15,500	$ 880,135	$ 1,272,260

See accompanying notes

CFD INVESTMENTS, INC.
Statement of Cash Flows
December 31, 2018

Cash Flows from Operating Activities		
Net Income	$	34,377
Deferred Income Taxes		2,411
Adjustments to reconcile net income to net cash used in operating activities		
Increase in commissions and fees receivable		(425,853)
Increase in deposit accounts		(4,912)
Increase in prepaid expenses		(183,645)
Increase in other assets		(21,244)
Increase in accounts payable		162,162
Increase in commissions payable		290,046
Decrease in income tax liabilities		(96,747)
Net cash used in operating activities		(243,405)
Net Decrease in Cash and Cash Equivalents		(243,405)
Cash and Cash Equivalents, Beginning of Year		1,367,064
Cash and Cash Equivalents, End of Year	$	1,123,659
Supplemental Cash Flow Disclosures		
Income taxes paid	$	107,663

Note A-Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

CFD Investments, Inc. (the Company), was incorporated in 1986 in the state of Indiana. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing brokers. Accordingly, the Company operates under the exceptive provision of the SEC Rule 15c3-3(k)(2)(ii). Additionally, the Company operates under the exceptive provision of Rule 15c3-3(k)(2)(i) for the special third party account set up for the exclusive benefit of one customer.

Revenue Recognition

The Company recognizes revenue through commissions generated by effecting trades for its customers. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

The Company recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting.

Commissions Receivable

The Company carries commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. The Company's policy is not to accrue interest on past due receivables.

Investment in Marketable Equity Securities

The Company has an investment in a marketable equity security that is listed and traded on a national exchange.

The Company's investment in marketable equity securities have been classified as available-for-sale and are stated at fair value. Unrealized holding gains and losses are reported in statement of income.

Note A-Nature of Operations and Summary of Significant Accounting Policies (continued):

Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

Long-lived Assets

Long-lived assets to be held and used are tested and recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. Those differences relate primarily to investments (reported at market value for financial statement purposes and reported at cost for income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carryforwards, charitable contribution carryforwards and tax credit carryforwards that are available to offset future income taxes.

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interests incurred in its Statement of Income.

The Company's federal and state income tax returns for 2015 through 2018 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents. Deposits with clearing organizations are restricted balances and not available for operating purposes.

Note A-Nature of Operations and Summary of Significant Accounting Policies (continued):

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principle or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market date obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:

- Level 1 – Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 – Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Note A-Nature of Operations and Summary of Significant Accounting Policies (continued):

Fair Value Measurements (continued):

As of December 31, 2018, the Company held certain financial assets that are required to be measured at fair value:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Total Fair Value at December 31, 2018
Marketable Equity Securities		
Financial services industry	$ 122,355	$ 122,355
Total Assets	$ 122,355	$ 122,355

Recent Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU 2016-02, "Leases," ("ASU 2016-02") that requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

We will adopt ASU 2016-02 utilizing the optional transition approach allowed under ASU 2018-11, "Leases (Topic 842): Targeted Improvements" and applying the package of practical expedients beginning January 1, 2019. This option allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. By applying ASU 2016-02 at the adoption date, as opposed to at the beginning of the earliest period presented, our reporting for periods prior to January 1, 2019 will continue to be reported in accordance with Leases (Topic 840).

Note A-Nature of Operations and Summary of Significant Accounting Policies (continued):

Leases (continued)

The adoption of this guidance will result in the addition of right-of-use assets and corresponding lease obligations to the consolidated balance sheet and will not have a material impact on the Company's results of operations or cash flows. Upon adoption, the Company expects to record operating lease right-of-use assets in the range of approximately $1,200,000 to $1,300,000, representing the present value of future lease payments under operating leases with terms of greater than twelve months, with corresponding operating lease liabilities. These amounts are impacted by certain assumptions around lease renewals and the discount rate used to discount the future lease obligations. We do not believe the standard will materially affect our consolidated statements of income or consolidated statements of cash flows.

Change in Accounting Policy

Unrealized Gains historically were accounted for in other comprehensive income (OCI). Upon adopting ASU 2016-01, in fiscal 2018, the Company was required to change its accounting for unrealized gains and losses recognized in OCI and reclassified into beginning retained earnings as a cumulative effect of a change in accounting principle, as permitted by ASC 250, Accounting Changes and Error Corrections. The effect of the change increased Retained Earnings by $102,984. Any future changes in fair value were recorded as other income in the consolidated statement of operations.

During fiscal 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers, which supersedes nearly all pre-existing revenue recognition. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. Although the Company had a change in accounting policy regarding revenue recognition, its statement of financial position and results of operations were not materially affected

Note B – Investment in Marketable Equity Securities:

The following is a summary of the Company's investment in available-for-sale securities at December 31, 2018:

Investment	Aggregate Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$12,180	$110,175	$ -	$122,355

Note C – Income Taxes:

Income tax expense for the year ended December 31, 2018 is as follows:

Current:		
	Federal	$ 20,050
	State	6,962
		$ 27,012
Deferred:		
	Federal	$ 1,600
	State	400
		$ 2,000
	Income Tax Expense	$ 29,012

The significant components of the Company's deferred tax liabilities are as follows at December 31, 2018: Unrealized gains on marketable securities $ 17,185

Note D – Common Stock:

The Company has two classes of capital stock. The Company has common stock that has equal rights, preferences, qualifications, limitations and restrictions. The Company also has preferred stock which is designated at 10% non-cumulative stock.

The following summarizes the Company's shares of common and preferred stock at December 31, 2018:

	Common Stock	Preferred Stock
Authorized	500	500
Issued	382	0
Outstanding	382	0

Note E – Related Party Transactions:

Note Receivable from Shareholder

The note receivable outstanding at December 31, 2018, is unsecured and due in quarterly installments of $2,240. Interest rate is 3%, through November 1, 2034. Interest income relating to this note amounted to $3,509 for the year ending December 31, 2018.

Creative Financial Centre, LLC

The Company leases its office facilities from a related party under an operating lease agreement through December 2026, with monthly payments of $17,500. Rent expense was $197,000 for the year ended December 31, 2018. Future minimum lease payments at December 31, 2018, are as follows:

Note E – Related Party Transactions: (continued)

Creative Financial Centre, LLC (continued)

Year Ending December 31,	
2019	$210,000
2020	$210,000
2021	$210,000
2022	$210,000
2023	$210,000
2024	$210,000
2025	$210,000
2026	$210,000
	$1,680,000

According to the terms of the lease, the landlord has, at their discretion, the ability to modify the terms of the lease to match the Company's utilization of office space.

CFD Leasing, Inc.

The Company utilized the personnel and equipment of the related party and expenditures were $1,296,221 and $7,512 for employee leasing and equipment leasing costs, respectively, during the year ended December 31, 2018. Employee costs are allocated each pay period, based on an allocation of time spent by each employee.

CFD Accounting, Inc.

The Company utilizes the accounting services of the related party and expenditures were $88,250 for professional services/overhead costs during the year ended December 31, 2018.

Creative Financial Designs, Inc.

The Company collects management fees on behalf of the related party from its two clearing firms for advised accounts of the related party. No revenue or cost is recognized as the Company is only acting as the agent facilitating the transactions. Cash collected from the clearing firms and remitted to the related party was approximately $7,500,000 for the year ended December 31, 2018.

Note F – Line of Credit:

The Company has a $250,000 line of credit available through May 15, 2020. The interest rate was the National Prime rate plus one-half percent, with a minimum of 4.25%. There were no outstanding borrowings on the line of credit at December 31, 2018. Covenants under the line of credit required the Company to provide annual internal financial statement and tax returns. The line of credit was secured by all business assets of the Company and the personal guarantee of one of the Company's shareholders.

Note G – Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with several financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commission's receivable credit risk exposure is limited.

Note H – Major Carrier:

Commissions and fees derived from the sale of products with three companies was approximately forty-one percent (41%) of total revenues for the year ended December 31, 2018.

Note I – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $121,640. At December 31, 2018, the Company's net capital was $641,309 which was $519,669 in excess of its minimum net capital requirement.

There is a difference of $(93,925) between the computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the unaudited Part II of Form X-17A-5 as of December 31, 2018. The difference relates to audit adjustments proposed by management on accounts included in net capital.

Note J – Statements of Changes in Liabilities subordinated to Claims of General Creditors:

For the year ended December 31, 2018, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note K – Pending Litigation:

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. The Company is currently involved in several proceedings which management asserts are without merit. The Company maintains insurance such that management anticipates, even in the unlikely event of an unfavorable outcome, no material effect on the Company.

Note L – Management Evaluation of Subsequent Events:

The Company has evaluated subsequent events through February 28, 2019, the date on which the financial statements were available to be issued.

Net Capital		
Total Shareholders' Equity	$	1,272,260
Decutions and/or Charges		
Other assets		603,361
Net Capital Before Haircuts on Secutiries Positions		668,899
Haircuts on Other Securities		27,590
Net Capital	$	641,309
Aggregate indebtedness		
Items Included in Statement of Financial Condition		
Accounts payable, commissions payable and accrued payroll	$	1,824,606
Other liabilities		-
Total Aggregate Indebtedness	$	1,824,606
Computation on Basic Net Capital Requirement		
Minimum Net Capital Required	$	121,640
Excess Net Capital	$	519,669
Excess Net Capital at 1000%	$	458,848
Ratio: Aggregate Indebtedness to Net Capital		284.51%
Reconciliation with Company's Comutation (Included in Part II of Form X-17A-5 as of December 31, 2018		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	735,234
Effect of audit adjustment on accounts included in net capital		(93,925)
Net Capital per Above	$	641,309

SOMERSET
CPAs AND ADVISORS

Independent Accountants' Report Related to the Entity's General Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)

To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by CFD Investments, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   We noted no differences as a result of the procedures.

2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018.

   We noted no differences as a result of the procedures.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We noted no differences as a result of the procedures.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   We noted no differences as a result of the procedures

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   We noted no differences as a result of the procedures.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

Somerset CPAs, P.C.

Indianapolis, Indiana
February 28, 2019

SIPC-7 (36-REV 12/18)

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******2020**************MIXED AADC 220
41727 FINRA DEC
CFD Investments, Inc.
PO Box 2244
Kokomo, IN 46904-2244

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Greg Smith 765-453-9600

2. A.	General Assessment (item 2e from page 2)	$ 917.32
B.	Less payment made with SIPC-6 filed (**exclude interest**) ________ Date Paid	(363.57)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	553.75
E.	Interest computed on late payment (see instruction E) for_____days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 553.75
G.	**PAYMENT: √ the box** **Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **ACH** ☑ **Total (must be same as F above)** $ 553.75	
H.	Overpayment carried forward $(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CFD Investments, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of Feb, 2019.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

See workpaper 1200.13 for the detailed calculation for the corresponding numbers on this document.

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$18,520,592
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	16,395,210
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	7,110
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	16,531
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	1,490,197
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	17,909,048
2d. SIPC Net Operating Revenues	$611,544
2e. General Assessment @ .0015 1200.15	$917.32
	(to page 1, line 2.A.)

SOMERSET
CPAs AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana

We have reviewed management's statements, included in the accompanying CFD Investments, Inc. Report of Compliance with the Exemptive Provisions of SEC Rule 15c3-3, in which (1) CFD Investments, Inc. identified the following provisions of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which CFD Investments, Inc. claimed an exemption from Rule 15c3-3 (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) CFD Investments, Inc. stated that CFD Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CFD Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about CFD Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Somerset CPAs, P.C.

Indianapolis, Indiana
February 28, 2019

CHICAGO
200 South Wacker Drive, 31st Floor
Chicago, IL 60606

INDIANAPOLIS
3925 River Crossing Pkwy, Suite 300
Indianapolis, IN 46240

NASHVILLE
3102 West End Ave., Suite 400
Nashville, TN 37203

317.472.2200 | 800.469.7206 | somersetcpas.com

Report of Compliance with Exemptive Provisions of SEC Rule 15c3-3

CFD Investments claims an exemption from the prohibitions established in SEC Rule 15c3-3. The firm's exemptions are as follows:

1. The firm maintains a (k)(2)(i) account.
2. Pursuant to (k)(2)(ii), the firm has fully disclosed clearing arrangements with:
    a. RBC Dain Rauscher, Inc.; and
    b. National Financial Services, Inc.

Based on knowledge and belief, the firm was in compliance with the exemptive provisions of rule 15c3-3 and qualifies for the exemptions claimed above for all times from January 1 thru December 31, 2018.

Ascribed to this 14th day of February, 2019.

Matthew Bahrenburg, JD
Chief Compliance Officer and General Counsel